UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Thomas LaMacchia

c/o Certares Management LLC

350 Madison Avenue, 8th floor

New York, New York 10017

(212) 624-2940

Laura L. Torrado

c/o Knighthead Opportunities Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96328L 205

1	Names of Reporting Persons CK Wheels LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,563,002(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,563,002(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,563,002
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.3% (2)
14	Type of Reporting Person (See Instructions) OO

(1)	Consists of 60,563,002 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”)

(2)	Based on 166,804,525 shares of Class A Common Stock of the Issuer outstanding as of September 20, 2023, as reported by the Issuer in its Current Report on Form 8-K filed September 21, 2023. Neither this percentage nor the shares listed above include shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date (as defined below). Pursuant to the terms of the Investor Rights Agreement (as defined below), prior to the Deferred Closing Date, for so long as the Reporting Person named above holds shares of Class A Common Stock, it shall not have voting rights with respect to any shares of Class A Common Stock in excess of 19.9% of the issued and outstanding voting stock of the Issuer. Following the Deferred Closing Date, pursuant to the terms of the Investor Rights Agreement and the Issuer Charter Documents, for so long as the Reporting Person named above holds shares of Class A Common Stock, it shall not have voting rights with respect to any shares of Class A Common Stock in excess of 24.9% of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons CK Opportunities GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,563,002(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,563,002(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,563,002
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.3% (2)
14	Type of Reporting Person (See Instructions) HC

(1)	Consists of 60,563,002 shares of Class A Common Stock of the Issuer.

(2)	Based on 166,804,525 shares of Class A Common Stock of the Issuer outstanding as of September 20, 2023, as reported by the Issuer in its Current Report on Form 8-K filed September 21, 2023. Neither this percentage nor the shares listed above include shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date. Pursuant to the terms of the Investor Rights Agreement, prior to the Deferred Closing Date, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 19.9% of the issued and outstanding voting stock of the Issuer. Following the Deferred Closing Date, pursuant to the terms of the Investor Rights Agreement and the Issuer Charter Documents, for so long as the CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 24.9% of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons Certares Opportunities LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,563,002(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,563,002(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,563,002
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.3%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	Consists of 60,563,002 shares of Class A Common Stock of the Issuer.

(2)	Based on 166,804,525 shares of Class A Common Stock of the Issuer outstanding as of September 20, 2023, as reported by the Issuer in its Current Report on Form 8-K filed September 21, 2023. Neither this percentage nor the shares listed above include shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date. Pursuant to the terms of the Investor Rights Agreement, prior to the Deferred Closing Date, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 19.9% of the issued and outstanding voting stock of the Issuer. Following the Deferred Closing Date, pursuant to the terms of the Investor Rights Agreement and the Issuer Charter Documents, for so long as the CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 24.9% of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons Knighthead Opportunities Capital Management, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,563,002(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,563,002(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,563,002
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.3%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	Consists of 60,563,002 shares of Class A Common Stock of the Issuer.

(2)	Based on 166,804,525 shares of Class A Common Stock of the Issuer outstanding as of September 20, 2023, as reported by the Issuer in its Current Report on Form 8-K filed September 21, 2023. Neither this percentage nor the shares listed above include shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date. Pursuant to the terms of the Investor Rights Agreement, prior to the Deferred Closing Date, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 19.9% of the issued and outstanding voting stock of the Issuer. Following the Deferred Closing Date, pursuant to the terms of the Investor Rights Agreement and the Issuer Charter Documents, for so long as the CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 24.9% of the issued and outstanding voting stock of the Issuer.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 601 West 26th Street, New York, New York, 10001.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934.

(i)	CK Wheels LLC, a Delaware limited liability company (“CK Wheels”);

(ii)	CK Opportunities GP, LLC, a Delaware limited liability company (“CK GP”)

(iii)	Certares Opportunities LLC, a Delaware limited liability company (“Certares”); and

(iv)	Knighthead Opportunities Capital Management, LLC, a Delaware limited liability company (“Knighthead”)

Each of CK Wheels, CK GP, Certares and Knighthead is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

This Schedule 13D relates to the Class A Common Stock held of record of CK Wheels. CK GP is the sole voting member of CK Wheels and is the general partner of the other members (the “Other Members”) of CK Wheels. All decisions relating to the business, affairs and properties of CK Wheels are made by its board of directors. As the sole voting member of CK Wheels, CK GP appoints all directors. CK GP is indirectly owned 47.5% by Knighthead and 47.5% by Certares.

(b)	The address of the principal business and principal office of CK Wheels and Knighthead is c/o Knighthead Opportunities Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, New York 10017. The address of the principal business and principal office of CK GP is c/o Knighthead Opportunities Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, New York 10017 and c/o Certares Management LLC, 350 Madison Avenue, 8th Floor, New York, NY 10017. The address of the principal business and principal office of Certares is c/o Certares Opportunities LLC, 350 Madison Avenue, 8th Floor, New York, New York 10017.

(c)	The principal business of CK Wheels is making and managing the investment in the Issuer pursuant to the agreements described in Item 4 below. The principal business of CK GP is serving as the general partner of the Other Members. The principal business of Certares and Knighthead is serving as investment managers.

(d)	During the past five years, none of the Reporting Persons or any of the other entities or persons described in this section above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or any of the other entities or persons described in this section above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

CK Wheels acquired the Class A Common Stock reported in this Schedule 13D pursuant to the Investor Rights Agreement, as more fully described below. The source of funds used by CK Wheels in connection with the acquisition of the Class A Common Stock herein was capital contributions from investors / limited partners of the Other Members. The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The purpose of the transactions described in Item 3 is for general investment purposes and in support of the strategic relationship between the Issuer and the Reporting Persons.

Credit Agreement

On September 20, 2023 (the “Closing Date”), the Issuer entered into a Credit Agreement (the “Credit Agreement”) by and among the Issuer, as borrower, certain subsidiaries of the Issuer as guarantors, CK Wheels, Delta Air Lines, Inc. (“Delta”) and Cox Investment Holdings, Inc. (“CIH”), as lenders, and U.S. Bank Trust Company, N.A., as administrative agent for the lenders and as collateral agent for the secured parties. The Credit Agreement provides for a five-year term loan facility in an original aggregate principal amount of $350 million on the Closing Date, under which CK Wheels has agreed to lend $150 million. The Credit Agreement also provides for a five-year revolving credit facility in an aggregate original principal amount of $100 million, which will be provided by Delta and be available on a revolving basis for two years after the closing date. The Issuer used the proceeds of the term loan to repay certain outstanding indebtedness and will use the remainder for working capital and general corporate purposes.

Pursuant to the Credit Agreement, the Issuer, with the consent of Delta and CK Wheels, may request the establishment of new term loan commitments (each, an “Incremental Term Loan”) after the Closing Date in an aggregate original principal amount up to $50.0 million, subject to certain limitations and requirements. Any additional lender providing an Incremental Term Loan after the Closing Date in accordance with the Credit Agreement will join the Credit Agreement.

Borrowings under the Credit Agreement bear interest at a rate of 10% per annum, subject to a potential step-up to 20% as further specified in the Credit Agreement. Interest shall be payable in kind in arrears on a quarterly basis or, at the Issuer’s option, in cash based on certain requirements set forth in the Credit Agreement. The Credit Agreement also contains certain covenants and events of default, in each case customary for transactions of this type. The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement filed as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein.

Investment and Investor Rights Agreement

On the Closing Date, CK Wheels entered into an investment and investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Delta and CIH (each of CK Wheels, CIH and Delta, an “Investor” and together, the “Investors”). On the Closing Date, the Issuer issued to CK Wheels 60,563,002 shares of Class A Common Stock as consideration for the transactions contemplated by the Credit Agreement, which, when combined with issuances of Class A Common Stock to the other Investors, in the aggregate represented approximately 80% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date. Under the terms of the Investor Rights Agreement, the Issuer is required to use its best efforts to amend the Issuer’s Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of the Issuer (together, the “Issuer Charter Documents”) as promptly as reasonably practicable following the Closing Date (and in any event, by no later than December 31, 2023) to provide for an increase in the authorized Class A Common Stock in accordance with the terms of the Investor Rights Agreement, and to file with the Securities and Exchange Commission a proxy statement relating to the matters to be submitted to stockholders of the Issuer at a meeting of such holders for the purpose of adopting such amendment to the Issuer Charter Documents (such approval, the “Requisite Shareholder Approval”). Following the Requisite Shareholder Approval, the Issuer shall issue to the Investors and any additional investors that may join the Investor Rights Agreement pursuant to its terms in a separate issuance an additional 529,926,270 shares of Class A Common Stock

(the date of such issuance, the “Deferred Closing Date”), which, when combined with the issuances as of the Closing Date, represents approximately 95% of the pro forma fully diluted capital stock of the Issuer as of the Closing Date, subject to dilution from future awards issued under management incentive plans approved by the Board of Directors of the Issuer (the “Board”), and subject to the terms and conditions of the Investor Rights Agreement. The shares of Class A Common Stock issued to the Investors at the Closing Date will vote to obtain the Requisite Shareholder Approval.

Effective as of the Closing Date, the Issuer and each Investor will use its best efforts to cause the Board to be comprised of twelve (12) directors as follows: (i) four (4) designees of CK Wheels (each, a “CK Director”), with two (2) of such directors designated to serve as Class I Directors under the Issuer Charter Documents and the others designated to serve as Class III Directors under the Issuer Charter Documents, (ii) four (4) designees of Delta (each, a “Delta Director”), with two (2) of such directors designated to serve as Class I Directors under the Issuer Charter Documents and the others designated to serve as Class IIII Directors under the Issuer Charter Documents, (iii) one (1) designee of CIH (the “CIH Director” and each Delta Director, CK Director and CIH Director, an “Investor Representative” and collectively, the “Investor Representatives”), designated to serve as a Class II Director under the Issuer Charter Documents, (iv) the chief executive officer of the Issuer, designated to serve as a Class II Director under the Issuer Charter Documents, and (v) David Adelman and Tim Armstrong, each designated to serve as a Class II Director under the Issuer Charter Documents. Each Investor’s ongoing right to designate their respective Investor Representatives is subject to ownership thresholds as set forth in further detail in the Investor Rights Agreement. On the Closing Date, the Reporting Person designated Adam Zirkin, Jeffrey Nedelman, Adam Cantor and Zachary Lazar as its Investor Representatives, with Adam Zirkin and Jeffrey Nedelman to serve as Class I Directors and Adam Cantor and Zachary Lazar to serve as Class III Directors.

Pursuant to the terms of the Investor Rights Agreement, for so long as CK Wheels or its permitted transferees is not a “citizen of the United States” (as defined in 49 USC § 40102(a)(15)(C)), all shares of Class A Common Stock held by CK Wheels or any of its affiliates that is a Permitted Transferee (as defined in the Investor Rights Agreement) in excess of 19.9% prior to the Deferred Closing Date, or 24.9% after the Deferred Closing Date, of the voting stock of the Issuer, will not have voting rights.

Pursuant to the Investor Rights Agreement, each Investor has agreed with the Issuer to certain transfer restrictions, as well as agreed to a right of first offer, tag-along rights and drag-along rights, in each case, under the terms and subject to the conditions set forth in the Investor Rights Agreement. Additionally, so long as CK is entitled to designate at least one director, and so long as Delta is entitled to designate at least one director, in each case, pursuant to the terms of the Investor Rights Agreement, the prior written consent of CK and Delta, acting independently, is required prior to the Issuer or the Board causing or permitting any subsidiary of the Issuer to take certain actions, as described in further detail in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with CK Wheels and the other Investors. The Registration Rights Agreement provides for customary registration rights with respect to the Class A Common Stock issued to Investors pursuant to the Investor Rights Agreement and certain other equity securities of the Issuer held by Investors. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 4 to this Schedule 13D, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)	The information relating to the beneficial ownership of the Class A Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of

60,563,002 Class A Common Stock, which excludes shares Class A Common Stock to be issued by the Issuer on the Deferred Closing Date.

Calculations of beneficial ownership described herein are based on information provided by the Issuer in its Current Report on Form 8-K filed September 21, 2023 reflecting 166,804,525 Class A Common Stock outstanding and exclude the shares of Class A Common Stock to be issued by the Issuer on the Deferred Closing Date.

(b)	By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

By virtue of the agreements described in Item 4 above, the Reporting Persons and certain parties thereto may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, the Reporting Persons expressly disclaim the existence of, or membership in, any such group and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group for purposes of Section 13(d) of the Exchange Act or for any other purposes. To the extent relevant, each Reporting Person disclaims beneficial ownership of the Class A Common Stock that may be deemed to be beneficially owned by such parties.

(c)	Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d)	To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.
Exhibit 2	Credit Agreement, dated as of September 20, 2023, by and among the Issuer, certain subsidiaries of the Issuer as guarantors, CK Wheels, certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).
Exhibit 3	Investment and Investor Rights Agreement, dated as of September 20, 2023, by and among the Issuer, CK Wheels and certain other parties thereto (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).
Exhibit 4	Registration Rights Agreement, dated as of September 20, 2023, by and among the Issuer, CK Wheels and certain other parties thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on September 21, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2023

CK WHEELS LLC

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Authorized Signatory

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	Authorized Signatory

CK OPPORTUNITIES GP, LLC

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Authorized Signatory

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	Authorized Signatory

CERTARES OPPORTUNITIES LLC

By: CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Managing Director & General Counsel

KNIGHTHEAD OPPORTUNITIES CAPITAL MANAGEMENT, LLC

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	General Counsel